Mail Stop 4561

January 4, 2008

Mr. Frederick J. Kleisner
President and Chief Executive Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

> **Re:** **Morgans Hotel Group Co.**
> **Form 10-K for the year ended December 31, 2006**
> **Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and**
> **September 30, 2007**
> **File No. 0-51802**

Dear Mr. Kleisner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief